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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of June 2004

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes       No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BANCOLOMBIA S.A.
                                                (Registrant)


Date: June 10, 2004                By /s/ JAIME ALBERTO VELASQUEZ B.
                                      ------------------------------
                                          Name:  Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance
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[BANCOLOMBIA LETTERHEAD]

                          NEW CORPORATE GOVERNANCE CODE

Medellin, June 10, 2004.

The Board of Directors of BANCOLOMBIA S.A., in furtherance of the provisions that regulate the securities markets in Colombia and in the United States, and in compliance with its statutory obligations thereunder, on May 17th, 2004, has approved a new Corporate Governance Code which updates and conforms the Bank's policies and practices to international standards in matters of corporate governance.

The new Corporate Governance Code supersedes the current code approved by the Board of Directors of BANCOLOMBIA S.A. in August 2001 and supplements the Bank's bylaws and other organizational documents.

The text of the new Code is available at the Bank's Investors Relations office, at Carrera 52 #50-20, Medellin Colombia, on Bancolombia's website: www.bancolombia.com, and on the website of the Superintendency of Securities of
Colombia: www.supervalores.gov.co

We are currently updating Bancolombia's website and expect to make the information available in accordance with the Code's provisions on the subject of disclosure soon.

In the event of any conflict between the Spanish and the English version of the Code, for all purposes the Spanish version of the Code will prevail.


Contacts
      SHAREHOLDERS AND INVESTOR RELATIONS OFFICE investorrelations@bancolombia.com.co
      Fax: (574) 231 7208